UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 1)*


                     MUSICLAND STORES CORPORATION
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                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                    (Title of Class of Securities)

                               62758B109
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                            (CUSIP Number)

 CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY 10022
             ATTN: RICHARD L. CHILTON, JR. (212) 751-3596
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      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           NOVEMBER 11, 1997
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 62758B109                          Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF; OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,553,600

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,553,600

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,553,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                             SCHEDULE 13D

ITEM 1. Security and Issuer
---------------------------


     The Schedule 13D initially filed on October 23, 1997 relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Musicland Stores Corporation, a Delaware corporation (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D to report a change in beneficial ownership that terminates the Reporting Person's (as defined below) obligation. Since the Reporting Person no longer beneficially owns more than 5% of the Common Stock, this filing constitutes the Reporting Person's final statement on
Schedule 13D with respect to the Common Stock. The Schedule 13D is amended as follows:


ITEM 5. Interest in Securities of the Issuer
--------------------------------------------

     Item 5(a) is hereby supplemented by the addition of the following:

     (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 1,553,600 shares of Common Stock, constituting 4.5% of the outstanding shares of Common Stock (based upon 34,310,008 shares issued and outstanding as of October 31, 1997 according to publicly available filings of the Issuer).

     Item 5(c) is hereby supplemented by the addition of the following:

     (c) Since the most recent filing on Schedule 13D through January 12, 1998, the Reporting Person has disposed of 206,400 shares of Common Stock. The number of shares and the price per share for all transactions effected the Reporting Person since the filing of the
Schedule 13D are as follows:

    Trade Date             No of Shares             Price Per Share
    ----------            Acquired/(Sold)           ---------------
                          --------------
     10/29/97                  (13,500)                   $6.66
     10/30/97                   (2,500)                   $6.19
     10/30/97                   (2,500)                   $6.32
     10/31/97                  (21,500)                   $6.26
     11/10/97                   (5,000)                   $7.63
     11/11/97                  (51,000)                   $7.60
     11/12/97                  (51,000)                   $7.32
     11/13/97                  (45,900)                   $6.95
     12/15/97                  (50,000)                   $5.94
     01/06/98                    5,000                    $7.50
     01/06/98                    1,500                    $7.56
     01/08/98                   25,000                    $7.61
     01/12/98                    5,000                    $7.06

All such transactions were open market transactions effected on the New York Stock Exchange. No other transactions were effected by the Reporting Person during such period.

     Item 5(e) is hereby supplemented by the addition of the following:

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock on November 11, 1997.



                               SIGNATURE
                               ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 27, 1998

                                 RICHARD L. CHILTON, JR.

                                 By:  /s/ Richard L. Chilton, Jr.
                                      ---------------------------